AB

[redacted]

SECU[barcode] MISSION

06050845

Rec'd 9/20/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APS Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APS Financial Corporation

(A wholly-owned Subsidiary of APS Investment Services, Inc.)

Financial Statements

For the Year Ended December 31, 2005

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Table of Contents

Independent Auditors' Report 4

Financial Statements

Statement of Financial Condition 5

Summary of Significant Accounting Policies 6-8

Notes to Financial Statements 9-13

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Statement of Financial Condition

December 31,		2005
Assets:		
Cash and cash equivalents	$	3,586,652
Deposit with clearing broker		500,683
Receivables from clearing broker (Notes 1 and 7)		291,706
Receivables from employees (Note 2)		233,936
Receivables from affiliates (Note 2)		36,503
Receivables from other		1,857
Prepaid expenses and other assets		209,791
Securities owned, at fair value		19,406
Deferred tax asset (Note 9)		53,541
Non current prepaid expenses and other assets		93,124
Furniture, equipment and leasehold improvements, net (Note 5)		54,253
Total assets	$	5,081,452
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to parent company and affiliates (Note 2)	$	897,194
Accrued bonuses		919,411
Accrued expenses and other liabilities		1,529,346
Total liabilities		3,345,951
Commitments and contingencies (Notes 3, 6, 7, and 8)		
Stockholder's equity (Note 3):		
Common stock, 10¢ par value, 50,000 shares authorized, 1,000 shares issued and outstanding		100
Additional paid-in-capital		1,116,550
Retained earnings		618,851
Total stockholder's equity		1,735,501
Total liabilities and stockholder's equity	$	5,081,452

See accompanying summary of significant accounting policies and notes to the financial statements.

Organization and Nature of Business

APS Financial Corporation (APS Financial or the Company) is a wholly-owned subsidiary of APS Investment Services, Inc. (APS Investment Services). APS Investment Services is a wholly-owned subsidiary of American Physicians Service Group, Inc. (APSG). APS Financial, a fully licensed broker/dealer, provides brokerage and investment services primarily to institutional and high net worth individual clients through it's principal offices in Austin, Texas, and Houston, Texas. The Company also provides portfolio accounting, analysis, research, and other services incidental to its security business to insurance companies, banks and mutual funds. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported in the statement of financial condition.

APS Financial does not carry or clear customer accounts and all customer transactions are executed and cleared with another broker on a fully disclosed basis. The clearing broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the SEC and to perform all services customarily incident thereto. Under this Agreement, the Company maintained a $500,683 deposit with the clearing broker at December 31, 2005. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. In the absence of any available market quotation, securities held by APS Financial are valued at estimated fair value as determined by management. The difference between cost and market has been included in gain (loss) from principal securities transactions in the statement of income. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market. Dividend and interest income received on securities owned is recognized as investment income in the statement of income.

The Company received 149,966 shares of restricted common stock of Polar Molecular Corporation as additional compensation for investment banking services in 2001. In 2003, Polar Molecular Corporation executed a merger with a public shell company and the shares were converted into 352,478 unrestricted shares of the new company, Polar Molecular Holding Corporation. Due to low trading volumes, the Company believes its investment is not readily marketable and that any attempt to liquidate a significant portion of its investment would negatively impact market prices. Therefore, the investment is carried at an estimated realizable value of zero in the statement of financial condition.

The Company owns 50,000 membership interest units in Walters Bay International, LLC. The Company believes its investment is not readily marketable. Therefore, the investment is carried at an estimated realizable value of zero in the statement of financial condition.

The Company owns 300 warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of The NASDAQ Stock Market, Inc. The Company believes its investment is not readily marketable. Therefore, the investment is carried at an estimated realizable value of zero in the statement of financial condition.

The Company owns 15,000 warrants for National Lampoon shares of common stock received as additional compensation for investment banking services in 2004. The warrants vest over a 36 month period; as of December 31, 2005 the vested shares totaled 4,992. Upon exercise of these warrants the Company will receive restricted shares, which will not be readily marketable. These shares have no cost basis and will not be readily marketable. Therefore, the investment is carried at an estimated realizable value of zero in the statement of financial condition.

The Company received an additional 50,000 shares of common stock (for a total of 73,334 shares) of TechRadium and 150,000 shares of common stock of Platinum Advanced Technologies as compensation for investment banking services in 2005. Both TechRadium and Platinum are new private companies which have no recorded profit and no publicly traded market for their securities and are therefore carried at an estimated realizable value of zero in the statement of financial condition.

The Company purchased 25,000 units of membership interest in TeleGrow LLC, an internet services company. As cost approximates fair value, the investment is carried in the statement of financial condition at a cost basis of $15,000.

Cash and Cash Equivalents

The Company considers all highly liquid investments (i.e., investments which, when purchased, have original maturities of three months or less) to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided using the straight-line method over the estimated useful lives and amortization of leasehold improvements is provided using the straight-line method over the lesser of the estimated useful lives or lease terms of the respective assets, typically ranging from three to seven years.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its furniture, equipment and leasehold improvements as of December 31, 2005.

Federal Income Taxes

APS Financial does not file a standalone federal tax return since its results from operations are included in the consolidated federal income tax return of APSG. Based on an informal agreement with APSG, APS Financial is allocated taxes at a rate of 34% of its pre-tax earnings. Under this agreement, APS Financial is charged with any tax expense or credited with any benefits in the year incurred as if the Company had filed a federal tax return on a stand-alone basis. Accordingly, APS Financial has recognized current federal income tax expense of $506,132 and deferred federal income tax expense of $1,886 for the year ended December 31, 2005, for financial reporting purposes. In addition, the related current federal income tax payable of $246,174 is included as a component of the payable to parent company as of December 31, 2005.

Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2005.

Management's Estimates and Assumptions

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

1. Receivables From and Payables to Clearing Broker

The Company's Agreement with the clearing broker provides that the Company's assets held by the broker, including but not limited to, securities, deposits, monies and receivables, secure the Company's obligations to the clearing broker. At December 31, 2005, there was an account receivable from clearing broker related to unsettled transactions of $291,716.

2. Related Party Transactions

APS Financial reimburses APSG for its pro rata share of income tax benefits or expenses. The net balance due to APSG as a result of the allocation of the Federal income tax payable was $246,174 at December 31, 2005. As of December 31, 2005, the Company also had recorded dividends payable in the amount of $600,000 to APSG. The Company is allocated various overhead expenses, depreciation and profit sharing. Theses expenses are reflected in the statement of income and reimbursement of amounts are made to APSG. As of December 31, 2005, the Company owed APSG $50,073 for intercompany expense reimbursements.

APS Financial has made advances to certain employees, which have an outstanding balance of $233,936 at December 31, 2005. These employee advances bear no interest.

APS Financial advanced funds during 2005 for certain operating expenses to APS Asset Management, Inc. (another subsidiary of APS Investment Services). For the year ended December 31, 2005, amounts advanced to APS Asset Management, Inc. were $4,947. As of December 31, 2005, none of these advances are still outstanding. As of December 31, 2005, APS Financial owes APS Asset Management a refund of $947 for a change in allocated rent and is reflected as a payable to this affiliate in the accompanying statement of financial condition.

APS Financial advanced funds during 2005 for certain operating expenses to APS Clearing, Inc. (another subsidiary of APS Investment Services). For the year ended December 31, 2005, amounts advanced to APS Clearing, Inc. were $143,791. As of December 31, 2005, $36,503 of these advances are still outstanding and are reflected as a receivable from this affiliate in the accompanying statement of financial condition.

During the year ended December 31, 2005, APS Financial recorded an expense of $108,000 for consulting fees paid to a member of its Board of Directors, which is included in general and administrative expense on the statement of income.

3. Regulatory Net Capital Requirements

APS Financial, as a fully registered licensed broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, APS Financial is required to maintain a minimum "net capital" to satisfy Rule 15c3-1. At December 31, 2005, the minimum "net capital" requirement for APS Financial was $223,063. "Net capital" at December 31, 2005 was $1,019,590. The ratio of aggregate indebtedness to net capital was 3.28 to 1 as of December 31, 2005 and was in compliance with applicable requirements.

4. Third Party Loan

On July 27, 2004, APS Financial loaned $250,000 to Atlast Financial Services, LLC, a Florida company whose principal business is providing clients with wealth accumulation and asset protection planning services. This loan had an original term of 18 months, but was subsequently amended to change the maturity date to October 2005, and to provide for monthly repayment of principal and interest with provision for accelerated repayment should Atlast obtain certain additional financing. Early in 2005, and subsequent to the amended provisions, Atlast made additional payments. On September 30, 2005, in consideration of Atlast's failure to make any payments for some months prior, and based on information from Atlast's president and principal shareholder, the Company determined that there was substantial doubt as to Atlast's ability to continue as a going concern and its ability to repay the Company the balance owed on the loan. Therefore, on September 30, 2005, the Company wrote off as uncollectible the outstanding balance of $160,000. This is included in general and administrative expense on the statement of income.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2005:

	Useful Lives (Years)		Amount
Furniture and fixtures	5	$	236,807
Office equipment	3-7		98,264
Computer equipment	3		165,129
Leasehold improvements	5		116,322
Software	5		61,421
Total property and equipment			677,943
Less, accumulated depreciation and amortization			623,690
		$	54,253

6. Commitments and Contingencies

Leases

APS Financial maintains several non-cancelable operating leases, primarily for office space, equipment, and software that expire through April 30, 2009. These leases generally contain renewal options for varying periods. Rental expense for operating leases during 2005 was $220,208 for occupancy leases and $403,286 for equipment and software leases, which are included on the face of the statement of income and in general and administrative expense, respectively.

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2005 are:

Year ending December 31,		Amount
2006	$	515,387
2007		124,592
2008		20,538
2009		4,750
Total	$	665,267

Legal Matters

The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position or results of operations; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's results of operations.

7. Financial Instruments with Off Statement of Financial Condition Risk and Concentration of Credit Risk

APS Financial is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, APS Financial is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. APS Financial and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

APS Financial clears all of its transactions through clearing accounts and is therefore exposed should the clearing broker be unable to fulfill its obligations for securities transactions.

APS Financial deposits its cash and cash equivalents with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits. Management has assessed the financial condition of these institutions and believes the possibility of credit loss is minimal.

During the year ended December 31, 2005, commission revenues derived from two customers each represented more than 10% of total revenues, respectively. If the Company ever ceased conducting business with these major customers, it could have a material adverse impact on the operating results of the Company.

8. Profit Sharing Plan

APS Financial maintains a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over eighteen years old with more than six months of employment service to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by APS Financial are discretionary. APS Financial incurred a contribution expense in the amount of $105,695 in fiscal 2005. The contribution is included in employee compensation and related benefits in the accompanying statement of income.

In 2005, the Board of Directors of American Physicians Service Group Inc. (APSG) approved the "American Physicians Service Group, Inc. Affiliated Group Deferred Compensation Master Plan" (Deferred Compensation Plan"), a non-qualified compensation plan designed to give APSG more flexibility in compensating key employees and directors through ownership of their common stock. Final adoption of the Deferred Compensation Plan was approved by shareholders at the 2005 Annual Meeting. Under the Deferred Compensation Plan, APSG may elect to defer a portion of an employee's or director's ("participants") incentive compensation in the form of a deferred stock grant. Shares become eligible for withdrawal with the passage of time and participants may withdraw eligible shares upon attaining the age of sixty or upon leaving service. Participants may withdraw all shares credited to them ratably over four years, provided they have entered into a non-competition agreement with APSG. Grants will be expensed in full as they are made. APSG plans for this to be an unfunded plan. Shares to be withdrawn will be purchased in the open market or issued from the authorized shares. At December 31, 2005, the Company has been allocated $23,100 related to grants made to participants of the plan, which is included in employee compensation and related benefits expense on the statement of income.

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2005 are as follows:

		Amount
Accruals not currently deductible for tax purposes	$	53,311
Excess tax basis over financial statement carrying value of furniture, equipment and leasehold improvements		230
Total deferred tax assets	$	53,541

Realization of the Company's deferred tax asset is dependent on future taxable income. The Company has recognized said deferred tax asset since the Company believes that it is more likely than not such assets will be realized.

The Company's effective tax rate for the year ended December 31, 2005 was 34%.

See Note 2 for disclosure of Federal income tax payable to APSG.